UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐          No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
PRESS RELEASE	Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

PROPOSAL FOR NEW EXECUTIVE BOARD MEMBER ARCADIS

ARNHEM, THE NETHERLANDS – April 7, 2006 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), an international consulting and engineering company, announced today that the Supervisory Board proposes to the Annual General Meeting of Shareholders, to be held on May 17, 2006, to appoint Ben van der Klift (46) as member of the Executive Board of ARCADIS NV. Within the Board, Mr. Van der Klift will fulfill the role of Chief Financial Officer. After his appointment and that of Friedrich Schneider who has also, as previously announced, been proposed for appointment, the Executive Board will consist of the following four members: Harrie L.J. Noy, CEO; C. Michiel Jaski; Friedrich Schneider;

Ben A. van der Klift, CFO.

Mr. Van der Klift has worked for ARCADIS since 2004, and became Financial Director in January 2005. Mr. Van der Klift is a Dutch national.  Before coming to ARCADIS he was Director of Finance for PRC BV, a company that has been part of ARCADIS since 2003. Mr. Van der Klift has a broad education in civil infrastructure, a degree in Social Geography, a Master of Business Administration degree, and education for corporate controllers at Vrije Universiteit Amsterdam. He began his career at De Rotterdamsche Droogdok Maatschappij in Rotterdam as head of its Economic Department. After that, he worked for DHV as controller for several operating companies. From 1997 to 2004 he was Financial Director for PRC.

Given his long-term and strong background in financial management and experience in ARCADIS’ field of activities, and because of his performance as Financial Director of ARCADIS NV in the past period, the Supervisory Board of ARCADIS is of the opinion that Mr Van der Klift’s profile fits for this position and that he will deliver the desired contribution as Chief Financial Officer within the Executive Board.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over € 1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: April 11, 2006	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chairman Executive Board